Via Facsimile and U.S. Mail
Mail Stop 6010

August 17, 2006

Kenneth J. Martin
Executive Vice President and Chief Financial Officer
Wyeth
Five Giralda Farms
Madison, NJ 07940-0874

Re: Wyeth
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 27, 2006
File No. 001-01225

Dear Mr. Martin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief